Exhibit 107

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

PARDES BIOSCIENCES, INC.

(Name of Subject Company (Issuer))

MEDIPACIFIC SUB, INC.
(Name of Filing Person — Offeror)
a wholly-owned subsidiary of

MEDIPACIFIC, INC.
(Name of Filing Person — Parent of Offeror)
an affiliate of

FS DEVELOPMENT HOLDINGS II, LLC,
FORESITE CAPITAL MANAGEMENT V, LLC,
FORESITE CAPITAL OPPORTUNITY FUND V, L.P.,
FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC,
FORESITE CAPITAL FUND V, L.P. and
JAMES TANANBAUM
(Names of Filing Persons — Other)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$ 136,088,312.78(1)	.0001102	$ 14,996.93(2)
Fees Previously Paid	$ —		$ —
Total Transaction Valuation	$ 136,088,312.78
Total Fees Due for Filing			$ 14,996.93
Total Fees Previously Paid			$ —
Total Fee Offsets			$ —
Net Fee Due			$ 14,996.93

(1)
Estimated solely for the purpose of calculating the filing fee. The transaction value was calculated by adding (i) the product of (a) $2.19, which is the sum of (1) $2.02, the base price per share of common stock of Pardes Biosciences, Inc. (the “Company”) (each, a “Share”), and (2) $0.17, the maximum additional amount of cash price per Share, and (b) 62,008,506 Shares issued and outstanding (including restricted Shares) and (ii) the product of (a) the difference between (1) $2.19 and (2) an exercise price of $2.05 (the weighted-average exercise price of the outstanding options) and (b) stock options representing the right to purchase an aggregate of 2,069,176 Shares. The calculation of the transaction value is based on information provided by the Company as of July 24, 2023.

(2)	The amount of the filing fee was calculated by multiplying the transaction value by 0.0001102.

Table 2 – Fee Offset Claims and Sources

Inapplicable.